UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                    .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date	30 September 2004	By	/s/ Jeffrey Cheung
			Name:	Jeffrey Cheung
			Title:	Deputy Director, Finance

KCRC signs HK$8,000 million syndicated loan

     (28 September 2004, Hong Kong) The Kowloon-Canton Railway Corporation (KCRC) organised a signing ceremony today for the HK$8,000 million credit facilities agreement entered with 18 local and international banks.

     The syndicated loan facilities were self-arranged by KCRC, with 18 banks forming the syndicate of lenders. The lenders include Senior Lead Managers HSBC, Hang Seng Bank, Bank of Tokyo-Mitsubishi, CALYON, Bank of China (Hong Kong), BNP Paribas, Standard Chartered Bank (Hong Kong), Barclays Bank and Citibank, and Lead Managers UFJ Bank, Bank of Communications, Mizuho Corporate Bank, National Australia Bank, Sumitomo Mitsui Banking Corporation, ABN AMRO Bank, DBS Bank, Wing Lung Bank and Commonwealth Bank of Australia.

     The facilities comprise three tranches: a HK$3,500 million five-year revolving credit, a HK$3,500 million seven-year credit facility and a HK$1,000 million 10-year credit facility. All tranches have a revolving feature for the first 5 years as well as a bullet repayment structure.

     The facilities are for working capital purposes.

     Speaking at today’s signing ceremony, KCRC Chief Executive Officer (Acting), Mr. Samuel Lai said, “The facility marks the Corporation’s return to the local banking market which is an essential source of funding in our long-term financing plans.”

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